Mail Stop 3561

March 1, 2007

Mr. Paul C. Varga
Chief Executive Officer
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

      RE: **Brown-Forman Corporation**
              Form 10-K for Fiscal Year Ended April 30, 2006
              Form 10-Q for Fiscal Quarter Ended October 31, 2006
              Filed June 29, 2006 and December 7, 2006
              File No. 2-26821

Dear Mr. Varga:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              William Thompson
              Accounting Branch Chief